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March 11, 2010

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance

FILED VIA EDGAR

Dear Mr. Owings:

        The Empire District Electric Company (the "Company") has received your letter dated December 31, 2009 (the "Comment Letter") setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Company's Form 10-K for the year ended December 31, 2008 (the "Form 10-K") and Definitive Proxy Statement on Schedule 14A filed March 6, 2009 (the "Proxy Statement").

        This letter serves as a follow-up to conversations the Company has had with Staff concerning said Comment Letter, and more specifically, comment number 6 of the Comment Letter. For your convenience, we have reproduced the comment from the Comment Letter (in bold) below.

Definitive Proxy Statement Filed March 6, 2009

4.     Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

Annual Cash Incentives, page 13

6.
We note your indication on page 13 that no single performance measure is material to the compensation program overall, however, we also note that the overall amount of cash incentives granted to each named executive officer is not insignificant and, in fact, has increased over the last three fiscal years. In light of this trend, tell us what consideration you have given to disclosing the quantifiable metrics you outline on pages 13 and 14 or tell us why you continue to believe it is appropriate to omit these amounts. Refer to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response

        As discussed with Staff, the Company agrees to disclose in its 2010 Proxy Statement the quantifiable measures, including targets and actual performance, related to the Capital Markets and Expense Control metrics included in its 2009 Executive Officer Annual Cash Incentive Plan (the "Plan"). The Company believes Capital Markets and Expense Control represent the most material portions of the overall slate of performance metrics included in the Plan. The Company will provide additional discussion of Plan metrics that are comprised of qualitative and less significant quantifiable measures. The Company's proposed disclosure is attached to this letter as Attachment A.

        We believe we have now fully responded to all of your comments. However, if you have any questions or require further explanation, please do no hesitate to call me at (417) 625-6595.

Sincerely,
THE EMPIRE DISTRICT ELECTRIC COMPANY
By:	/s/ GREGORY A. KNAPP Gregory A. Knapp Chief Financial Officer

 4. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Role of Committee

        The Compensation Committee (Committee), on behalf of the Board of Directors, administers our director and executive compensation programs. The Committee and the Board of Directors work together to establish and oversee director and executive officer compensation policies and practices, review and analyze general industry and peer group compensation data, review and approve executive officer goals and objectives, evaluate executive officer performance, and determine director and executive compensation levels. The Committee is composed entirely of non-employee, independent directors who are appointed by and serve at the sole discretion of the Board of Directors. The Committee meets at scheduled times during the year and on an as-needed basis. The duties and responsibilities of the Committee are described in its charter which has been approved by the full Board of Directors.

Role of President and CEO

        The President and CEO attends Committee meetings, including the meeting where the Committee deliberates base salary changes and annual metrics and performance measures for the executive officers. His role at these meetings is to review performance, make recommendations, and answer questions Committee members may have before they establish base salary levels and annual metrics and performance measures for the coming year. The President and CEO does not directly participate in the deliberations of the Committee and he is not present during nor take part in any way in the Committee's deliberations with respect to establishing his compensation.

Role of Consultant

        During 2009, the Committee retained the services of the Hay Group, an independent compensation consulting firm (consultant), to provide ongoing analysis and recommendations regarding compensation practices and trends in the utility industry as well as the national market, and to review and evaluate our compensation program as compared to compensation practices of other companies with similar characteristics, including size and type of business. The consultant was directly engaged by the Committee. The Committee has sole responsibility for hiring, terminating and directing the activities of the consultant. The consultant does not perform other services for us outside of its engagement with the Committee, but may interact directly with the President and CEO, our legal counsel and/or our human resources personnel for the purpose of obtaining executive officer compensation and performance data to be used in its review and analysis.

        The consultant recommends to the Committee participating national market and peer group companies and the market data associated with each of these comparator groups. The consultant also recommends the structure of the executive compensation program relative to the results of its analysis. The Committee retains all decision-making and approval authority with regard to determining executive compensation levels.

        Periodically the Committee will direct the consultant to perform a total executive compensation review to analyze the competitiveness of our executive compensation program. During their review, the consultant analyzes the relative positioning of each of our executive officer positions to similar positions within its national market database, and evaluates the compensation levels of peer group companies relative to the compensation benchmarks set by the Committee. The last such review was performed in 2008.

Compensation Philosophy

        The compensation program for executive officers is designed to provide a competitive compensation package that will enable us to attract and retain highly talented individuals for key positions and promote the accomplishment of our performance objectives. The overarching objective of the Committee is to provide a conservative, yet secure, base salary, with the opportunity to earn a significantly higher total level of compensation under programs that link executive compensation to Company and individual performance factors.

        The Committee structures the executive compensation program to motivate executives to achieve specified business goals and to reward the achievement of those goals. Compensation decisions made by the Committee are based on market analysis, Company performance, achievement of individual performance objectives, and the level and nature of the executive's responsibilities.

        Our compensation program includes three basic compensation elements: (1) Base Salary, (2) Annual Cash Incentives, and (3) Long-Term Incentives. Each element is discussed more fully below. Base Salary combined with Annual Cash Incentives makes up Total Cash Compensation. Total Cash Compensation combined with Long-Term Incentives makes up Total Direct Compensation.

        The Committee has established a compensation philosophy that targets a certain level for each element of executive pay based on a national market survey developed by the consultant. This survey is discussed in more detail below under "Benchmarking". Base Salary is targeted at the mid-point between the 25th and 50th percentiles of this national market survey. Total Cash Compensation and Total Direct Compensation are also targeted to approximate the mid-point between the 25th and 50th percentiles of the same national market survey. To attain these targeted levels of Total Cash Compensation and Total Direct Compensation, the executive officer and the Company must achieve target levels of performance. For purposes of this discussion, target level indicates expected performance results.

        In targeting these levels, the Committee has established a conservative pay program as compared to our peer group and the general market. By design, Base Salary is set significantly lower than the average Base Salary of the national market. However, the Annual Cash Incentive and Long-Term Incentive elements provide each executive the potential, at the highest level of performance, to achieve total compensation closer to the average total compensation level of the national market (i.e., the 50th percentile). These "at-risk" elements of compensation are tied to both short- and long-term performance measures. In essence, at-risk compensation must be "re-earned" annually. The consultant has provided the Committee with information regarding practices and trends in compensation programs in the utility industry as well as the national market and has reviewed and evaluated our compensation program as compared to compensation practices of other companies with similar characteristics, including size and type of business.

        The consultant, at the direction of the Committee, has conducted this review in order to assess our relative competitive position with regard to compensation being paid within the markets in which we compete for executive talent. As a result, the Committee has set these target levels in a manner designed to (1) be competitive and permit us to attract and retain executive talent, (2) be conservative with respect to our peer group and the national market, and (3) provide incentive for executives to achieve individual and company performance goals.

Benchmarking

        As noted above, the Committee sets the benchmarks (i.e., the 25th percentile, the 50th percentile and the midpoint between the 25th and 50th percentiles) based on a national market survey developed by the consultant. The last such national market survey utilized by the consultant for this purpose was developed by the consultant during 2008 and used in conjunction with the total executive compensation review performed at the request of the Committee that same year. Once these levels are set, the Committee then compares the dollar amounts resulting from this benchmarking process to the corresponding compensation levels at an industry-specific peer group of companies (also developed by the consultant during 2008.) This comparison is done to ensure that total compensation is competitive within the industry and appropriate when certain levels of performance are achieved. If, based on this comparison, the Committee determines that the levels set through the benchmarking process are not competitive or are not appropriate, the Committee may adjust the applicable compensation levels and targets accordingly.

        The consultant has informed us that the national market survey discussed above contained information on thousands of executives from over 1,100 parent organizations and independent operating units across all industry sectors. In terms of participating organization size, 45% had annual revenues less than $1 billion, 35% had annual revenues between $1 billion and $5 billion, and 20% had annual revenues exceeding $5 billion. Approximately 68% of the organizations participating in the survey had less than 10,000 employees and 54% had less than 5,000 employees. The survey companies encompassed three major market sectors: financial (12%), services (45%), and industrial/manufacturing (42%). Included within the industrial/manufacturing sector were 57 utility companies and 71 general manufacturing organizations. The Committee relied on the consultant to conduct its own research, compile its own survey data and provide a summarization of such data relevant to the Committee's decisions with respect to setting compensation levels. Hence, the Committee did not review the names of the participating survey companies prior to making compensation decisions. However, the names of the parent companies that participated in the national market survey most recently utilized by the consultant in work performed for the Committee are attached hereto as Appendix A.

        Part of the benchmarking process involves the consultant's use of a systematic approach to evaluate the duties and responsibilities of our executive positions. This approach recognizes the practical reality that job responsibilities of persons with similar titles may vary significantly from company to company, and that a person's title is not necessarily descriptive of a person's duties. The consultant considers the scope and complexity of incumbent positions within its national market survey and compares these positions to the scope and complexity of our executive positions. The result is an assessment of the relative position of the compensation being paid to our executives in light of the compensation being paid to persons performing duties of similar scope and complexity at the companies participating in the survey. The Committee uses this assessment to assist it in making decisions regarding appropriate compensation levels for our executive positions. The underlying principle of the evaluation methodology is to focus on identifying those positions that have a scope and complexity of responsibilities that are comparable to those duties exercised by each of our particular executives.

        The industry-specific peer group of companies discussed above is recommended by the consultant and represents publicly traded electric or electric and gas utilities that are comparable to Empire in terms of sales, market value, growth, etc. The peer group currently consists of Black Hills Corporation, Central Vermont Public Service, CH Energy Group, Inc., Chesapeake Utilities Corporation, Cleco Corporation, El Paso Electric Company, Idacorp Inc., The LaClede Group, MGE Energy Inc., NorthWestern Corporation., Otter Tail Corporation, South Jersey Industries Inc., UIL Holdings Corporation, Unisource Energy Corporation, and Unitil Corporation.

Base Salary

        The consultant makes base salary range and midpoint recommendations to the Committee for each position with consideration given to our compensation philosophy. Base salary ranges and midpoints are reviewed periodically as described above to ensure our executive positions are comparable with the marketplace in terms of expertise, scope and accountability.

        At the beginning of the calendar year, the President and CEO reviews executive officer performance with, and makes Base Salary recommendations to, the Committee for all executive officers other than himself. Based upon his review and recommendations, and with consideration given to market information provided by the consultant, the Committee sets the Base Salary of each such executive officer for the calendar year. The Committee independently appraises the performance of the President and CEO, and sets his Base Salary accordingly. The Committee also determines any Base Salary adjustments necessary throughout the calendar year should a material change in office or responsibilities occur.

Annual Cash Incentives

        The Annual Cash Incentive portion of Total Cash Compensation is derived from the Executive Officer Annual Incentive Plan (AIP). Under this individualized annual plan, executive officers can earn additional cash compensation based on performance measured against short-term tactical goals that focus on operating conditions and circumstances of a particular year. These tactical goals are developed from and lend support to our long-term vision, goals and key business strategies. Each executive officer provides the President and CEO input on a set of proposed metrics and performance measures for each new calendar year. One or more performance measures are developed for each metric. Each performance measure is assigned a percentage weighting. The weightings of each performance measure sum up to 100%. The President and CEO evaluates the proposed metrics and performance measures and makes any necessary modifications. The President and CEO presents the proposed annual metrics and performance measures for himself and all other executive officers to the Committee each new calendar year. The Committee reviews his recommendations for consistency, measurability, and equity relative to individual responsibilities and, together with their assessment of our near-term objectives, makes any necessary adjustments to individual Annual Incentive Plans before approving.

        Once metrics, performance measures and weightings are determined, total target Annual Cash Incentive amounts are calculated for each executive officer with consideration given to the Total Cash Compensation philosophy discussed above. During 2009, for the President and CEO, the Annual Cash Incentive amount available at target levels of performance was equal to 55% of annual base salary. Thus, in accordance with the philosophy described above, the base salary of the President and CEO, plus a target level cash incentive amount equal to 55% of annual base salary, was designed to approximate the midpoint between the 25th and 50th percentile of the national market. During 2009, the Annual Cash Incentive amount available for executive officers other than the President and CEO, at target levels of performance, equaled 35% of annual base salary.

        Performance levels above and below the target level of performance are also determined for each performance measure. A threshold level of performance indicates a minimum (below target) level of expected performance. A maximum level of performance indicates a higher (above target) level of expected performance. Greater incentive compensation is payable if the maximum level of performance is achieved. An incentive compensation award at the threshold level of performance is equal to 50% of the target level award. At the maximum level of performance, the incentive compensation award is equal to 200% of the target level award. When performance levels are between the threshold and maximum performance levels, the amount of incentive compensation award is interpolated. If an executive does not perform at least at a threshold level of expected performance with regard to any particular individual performance measure, no incentive compensation is awarded with respect to that performance measure. Likewise, no award greater than the maximum award is paid when performance exceeds the maximum level of expected performance required to earn such award.

        Each executive officer's performance against his/her individual AIP is reviewed by the President and CEO with the Committee following the conclusion of the calendar year. The President and CEO recommends incentive payments reflective of performance against each executive officer's individual AIP during the calendar year. The Committee considers his recommendations, makes any appropriate adjustments and determines the amount of Annual Cash Incentive earned by each executive. The Committee independently appraises the performance of the President and CEO, and determines his incentive award accordingly.

        Generally, each executive's plan includes an Expense Control metric. Additional metrics commonly applied to the President and CEO and the Vice-President of Finance and CFO relate to Capital Markets and Corporate Governance. Executive officers who have responsibilities over our operational areas have specific operational metrics related to their areas of responsibilities, such as Project Completion, Customer Service, Regulatory Performance, and Operations/Safety.

        Performance measure ranges are generally linked to the threshold, target and maximum performance award levels. For instance, to qualify for the threshold performance award under a performance measure of budgetary control, an executive must operate their responsibility area at no greater than +5% of budgeted expenses. To qualify for the maximum performance award under the same performance measure, an executive must operate their responsibility area at -5% of budgeted expenses. The qualification criteria for other performance measures may be whether the executive accomplished or did not accomplish the measure. Under this criterion, the executive must fully accomplish the measure to qualify for any award. Generally, all measurements are quantitative with the exception of those described below as qualitative.

        Metrics developed for 2009 consisted of:

  •
  Expense Control.  Measures included control of operating/maintenance, capital and purchased power expenses.

  •
  Project Completion.  Measures included our Iatan 2 and Plum Point generation projects, the State Line Combined Cycle generating plant scheduled outage, the Ozark to Nixa, Missouri transmission line construction project, the Connecticut Street (Joplin, Missouri) distribution line relocation project, corporate records management, evaluation of fleet vehicles, and information technology disaster planning (all qualitative measures).

  •
  Customer Service.  Measures included improvements to call center response time, control of customer outages due to vegetation in primary distribution lines, minimization of generating station forced outages, and minimization of customer complaints to state public service commissions.

  •
  Regulatory Performance.  Measures consisted of the planning, developing and filing of various electric and gas segment rate proceedings (a qualitative measure), our participation in Southwest Power Pool Board and Regional State Committee meetings (a qualitative measure), and minimization of safety and environmental citations and Notices of Violation.

  •
  Capital Markets.  Measures consisted of management of our short-term debt costs, involvement in conferences with rating agencies and institutional investors (a qualitative measure), financing activities (a qualitative measure), and the issuance of debt and equity securities.

  •
  Operations/Safety.  Measures included minimization of employee lost-time incidents, gas segment safety audits conducted by the Missouri Public Service Commission, and gas segment residential and non-residential customer growth.

  •
  Corporate Governance.  Measure consists of the identification or lack thereof of material weaknesses in internal controls (a qualitative measure).

        The cumulative target incentive award opportunity for the Capital Markets and Expense Control metrics was by far the most significant portion of the AIP, encompassing 66% of the overall target incentive award opportunity. The Committee evaluated 2009 performance against these two measures as follows:

        The Capital Markets metric comprised approximately 36% of the overall targeted incentive award opportunity. During a time of the largest capital expenditure program in our history, the executive management team successfully increased our bank line of credit, worked to strengthen relationships with credit rating agencies and institutional investors, and completed debt and equity offerings that exceeded maximum expectations. Target award opportunities for Mr. Gipson and Mr. Knapp under this metric were 65% and 70%, respectively, of their total target incentive award opportunity. This metric was not applicable to any other Named Executive Officer. Performance against quantitative measures under this metric were evaluated as follows:

	Performance Measure	Threshold Performance	Target Performance	Maximum Performance	Actual Performance	Award Amount
Mr. Gipson	Debt Financing (Market Spread)(1)	N/A	+/- 10% to Market	Over 10% less than Market	39% less than Market	$38,500
	Equity Financing (Total Placed)	$30 million	$45 million	$60 million	$69.1 million	$38,500
	Equity Financing (Market Value)(2)	Market less 10%	At Market	Market + 10%	Market less 2.3%	$25,554
Mr. Knapp	Debt Financing (Market Spread)(1)	N/A	+/- 10% to Market	Over 10% less than Market	39% less than Market	$13,580
	Equity Financing (Total Placed)	$30 million	$45 million	$60 million	$69.1 million	$13,580
	Equity Financing (Market Value)(2)	Market less 10%	At Market	Market + 10%	Market less 2.3%	$9,014

(1)
Represents the difference, expressed as a percentage, between the spread over the treasury rate on our first mortgage bonds priced March 31, 2009, and the average spread on 10 year BBB corporate bonds on that same day.

(2)
Represents the relative pricing, on a weighted average basis, of shares of Empire common stock sold during each marketing period pursuant to our equity distribution agreement with UBS Securities LLC, versus the relevant utility indices.

        The remaining balances of Mr. Gipson's and Mr. Knapp's actual incentive award of $76,993 and $30,555, respectively, under the Capital Markets metric are related to qualitative measures. The Committee has evaluated their overall performance with respect to such qualitative measures as above target.

        The Expense Control metric comprised approximately 30% of the overall targeted incentive award opportunity. With a challenging economic and operating environment, the need to control expenses was paramount. The executive team managed operating and maintenance expenses, capital expenses, interest expense on short-term debt, and fuel and purchased power expenses to well under budgeted levels. Target award opportunities for Messrs. Gipson, Knapp, Beecher, Palmer, and Ms. Walters under this metric were 30%, 20%, 45%, 25%,and 20%, respectively, of their total target incentive award opportunity. Performance against quantitative measures under this metric were evaluated as follows:

	Performance Measures	Threshold Performance	Target Performance(1) (in thousands)	Maximum Performance	Actual Performance Relative to Target	Award Amount
Mr. Gipson	O & M Expense	Target + 5%	$111,499	Target - 5%	Minus 3.2%	$15,785
	New Base Load Generation	Target + 5%	$95,435	Target - 5%	Minus 13.4%	$19,250
	Total Capital Expenditures	Target + 5%	$192,292	Target - 5%	Minus 19.4%	$19,250
	Fuel & Purchased Power Expense(2)	Target + 5%	$33.47	Target - 5%	Minus 3.3%	$47,929
Mr. Knapp	O & M Expense	Target + 5%	$8,284	Target - 5%	Plus 4.3%	$3,870
	Interest Expense on Short-Term Debt	Under limits(3)	$2,680	Target - 20%	Minus 56%	$13,580
Mr. Beecher	O & M Expense	Target + 5%	$65,551	Target - 5%	Minus 4.4%	$17,371
	New Base Load Generation	Target + 5%	$95,435	Target - 5%	Minus 13.4%	$18,480
	Other Capital Expenditures	Target + 5%	$89,953	Target - 5%	Minus 26.1%	$18,480
	Fuel & Purchased Power Expense(2)	Target + 5%	$33.47	Target - 5%	Minus 3.3%	$23,008
Mr. Palmer	O & M Expense	Target + 5%	$36,409	Target - 5%	Minus 7.0%	$13,090
	Capital Expenditures	Target + 5%	$56,232	Target - 5%	Minus 26.7%	$13,090
Ms. Walters	O & M Expense	Target + 5%	$6,820	Target - 5%	Minus 6.0%	$12,110
	Capital Expenditures	Target + 5%	$3,096	Target - 5%	Minus 2.9%	$9,567

(1)
Target Performance values for the O & M Expense and Capital Expenditures Performance Measures may vary for each Named Executive Officer as such measures are related to each Named Executive Officer's area of responsibility.

(2)
Expressed as dollars per megawatt hour net system input, with demand charges.

(3)
No incentive amount is payable if at any time during the applicable year our bank line of credit limit is exceeded.

        The cumulative target incentive award opportunity for the remaining performance metrics discussed below encompasses 34% of the overall target incentive award opportunity. The remaining balances of Messrs. Gipson, Knapp, Beecher, Palmer and Ms. Walters actual incentive awards of $9,625, $13,580, $66,066, $61,538, and $78,717, respectively, under these metrics are related largely to qualitative measures, but also include some less significant quantitative measures. The Committee evaluated 2009 performance against these measures as generally above target.

        Regulatory Performance, Operations/Safety and Corporate Governance metrics comprised approximately 14% of the overall targeted incentive award opportunity. Our stated goals include providing a safe and positive work experience for our employees and acting as responsible stewards of the environment. The executive management team provided effective leadership in accomplishing a year that included zero safety and environmental citations or notices of violation. In addition, no material weaknesses were discovered in our internal control processes.

        The Project Completion metric comprised approximately 12% of the overall targeted incentive award opportunity. The executive management team provided overall effective management and oversight of our major construction projects. While performance on one transmission project was below expectation, several other substantial projects were managed to completion on time and under budget.

        The Customer Service metric comprised approximately 8% of the overall targeted incentive award opportunity. A stated goal of the Company is to effectively meet our customer's expectations. Reliability of our electric and gas distribution system, generating stations and communication services is essential in meeting this goal. Although certain generating station units performed below expectations, the executive team managed overall electric and gas distributions system, generating station and customer communication services availability effectively and efficiently.

        The table below indicates the amount and percentage of each Named Executive Officer's 2009 target and actual incentive award relative to target for each applicable metric discussed above.

	Capital Markets Dollars (% of Total Target Award Opportunity)	Expense Control Dollars (% of Total Target Award Opportunity)	Regulatory Performance, Operations/Safety, Corporate Governance Dollars (% of Total Target Award Opportunity)	Project Completion Dollars (% of Total Target Award Opportunity)	Customer Service Dollars (% of Total Target Award Opportunity)	Total Dollars (% of Total Target Award Opportunity)
Mr. Gipson
Target	$125,125 (65%)	$57,750 (30%)	$9,625 (5%)	$0 (0%)	$0 (0%)	$192,500 (100%)
Actual	$179,547 (93%)	$102,214 (53%)	$9,625 (5%)	$0 (0%)	$0 (0%)	$291,386 (151%)
Mr. Knapp
Target	$47,530 (70%)	$13,580 (20%)	$6,790 (10%)	$0 (0%)	$0 (0%)	$67,900 (100%)
Actual	$66,729 (98%)	$17,450 (26%)	$13,580 (20%)	$0 (0%)	$0 (0%)	$97,759 (144%)
Mr. Beecher
Target	$0 (0%)	$41,580 (45%)	$9,240 (10%)	$27,720 (30%)	$13,860 (15%)	$92,400 (100%)
Actual	$0 (0%)	$77,339 (84%)	$13,860 (15%)	$30,030 (32%)	$22,176 (24%)	$143,405 (155%)
Mr. Palmer
Target	$0 (0%)	$16,363 (25%)	$16,364 (25%)	$9,818 (15%)	$22,905 (35%)	$65,450 (100%)
Actual	$0 (0%)	$26,180 (40%)	$27,273 (42%)	$3,273 (5%)	$30,992 (47%)	$87,718 (134%)
Ms. Walters
Target	$0 (0%)	$12,110 (20%)	$27,248 (45%)	$21,192 (35%)	$0 (0%)	$60,550 (100%)
Actual	$0 (0%)	$21,677 (36%)	$45,414 (75%)	$33,303 (55%)	$0 (0%)	$100,394 (166%)

        As described above, the President and CEO's Annual Cash Incentive award for 2009, paid in 2010, was approximately 151% of his target amount. The average Annual Cash Incentive award for 2009 for all other Named Executive Officers was approximately 150% of their target amounts. No single performance measure is material to the compensation program overall; for example, the average target opportunity associated with a single performance measure in 2009 and 2010 was $7,599 and $7,954, respectively. Since the adoption of the current form of the Executive Officer Annual Incentive Plan in 2001, the average Annual Cash Incentive award for all executive officers, including the President and CEO but excluding executive officers who have since retired, was approximately 113% of the target opportunity amounts. The President and CEO requested that his Annual Cash Incentive award for 2009 be paid in the form of Empire common stock rather than cash. This request was granted by the Committee under the terms of our 2006 Stock Incentive Plan.

        Metrics developed for 2010 consist of:

  •
  Expense Control.  Measures include control of operating/maintenance, capital and fuel and purchased power expenses.

  •
  Project Completion.  Measures include our Iatan 2 and Plum Point generation projects, the Asbury generating plant air quality control system and coal fly ash studies, microwave communication replacement project, evaluation of fleet vehicles, and information technology disaster planning (all qualitative measures).

  •
  Customer Service.  Measures include call center response time, control of customer outages due to vegetation in primary distribution lines, minimization of generating station forced outages, Smart Grid study and report (a qualitative measure), System Hardening and Radial Review study and report (a qualitative measure), and minimization of customer complaints to state public service commissions.

  •
  Regulatory Performance.  Measures consist of the planning, developing, filing, and outcome of various electric segment rate proceedings (a qualitative measure), completion and filing of an Integrated Resource Plan (a qualitative measure), our participation in Southwest Power Pool

    Board and Regional State Committee meetings (a qualitative measure), and minimization of safety, environmental and reliability citations and Notices of Violation.

  •
  Capital Markets.  Measures consist of management of our short-term debt costs, involvement in conferences with rating agencies and institutional investors (a qualitative measure), financing activities (a qualitative measure), and the issuance of debt and equity securities.

  •
  Operations/Safety.  Measures include minimization of employee lost-time incidents, gas segment safety audits conducted by the Missouri Public Service Commission, and gas segment residential and non-residential customer growth.

  •
  Corporate Governance.  Measure consists of the identification or lack thereof of material weaknesses in internal controls (a qualitative measure).

        The table below indicates the amount and percentage of each executive officer's 2010 target incentive award opportunity relative to the metrics discussed above. A slightly different blend of award opportunities is evident for the 2010 target incentive award opportunities as compared to 2009. This blend reflects the closing stages of the capital expenditure program mentioned in the analysis of the 2009 performance results, and movement into a heightened regulatory phase where we will be seeking recovery in rates of the capital expended during the program. This expected heightened regulatory phase was described in our Regulatory Plan approved by the Missouri Public Service Commission in August 2005. For instance, Mr. Gipson's Capital Markets and Regulatory Performance, Operations/Safety and Corporate Governance metrics represented 65% and 5%, respectively, of his 2009 target incentive award opportunity. But these metrics only represent 50% and 20%, respectively, of his 2010 target incentive award opportunity. Ms. Walters' target incentive award opportunity for her Regulatory Performance, Operations/Safety and Corporate Governance metrics has been increased from 45% in 2009 to 65% in 2010, also to reflect a more active regulatory phase. Similarly, the target incentive award opportunity for the Project Completion metric has been reduced for Mr. Beecher, Mr. Palmer, and Ms. Walters from 30%, 15% and 35%, respectively, for 2009, to 20%, 0% and 15%, respectively, for 2010.

	Capital Markets Dollars (% of Total Target Award Opportunity)	Expense Control Dollars (% of Total Target Award Opportunity)	Regulatory Performance, Operations/Safety, Corporate Governance Dollars (% of Total Target Award Opportunity)	Project Completion Dollars (% of Total Target Award Opportunity)	Customer Service Dollars (% of Total Target Award Opportunity)	Total Dollars (% of Total Target Award Opportunity)
Mr. Gipson	$100,375 (50%)	$60,225 (30%)	$40,150 (20%)	$0 (0%)	$0 (0%)	$200,750 (100%)
Mr. Knapp	$49,000 (70%)	$14,000 (20%)	$7,000 (10%)	$0 (0%)	$0 (0%)	$70,000 (100%)
Mr. Beecher	$0 (0%)	$43,309 (45%)	$14,439 (15%)	$19,250 (20%)	$19,252 (20%)	$96,250 (100%)
Mr. Palmer	$0 (0%)	$16,888 (25%)	$20,266 (30%)	$0 (0%)	$30,396 (45%)	$67,550 (100%)
Ms. Walters	$0 (0%)	$12,600 (20%)	$40,950 (65%)	$9,450 (15%)	$0 (0%)	$63,000 (100%)

Long-Term Incentives

        Long-Term Incentives consist of (1) stock options, (2) dividend equivalent rights, and (3) performance-based restricted stock awards linked to the performance of Empire's common stock. All of these equity awards are granted under our 2006 Stock Incentive Plan, which was approved by shareholders in 2005. Each of these components is discussed in more detail below. The Long-Term Incentive element is designed to motivate executive officers over the long-term to put forth maximum effort in contributing to the continued success and growth of Empire, and to ensure the interests of the executive officers are aligned with those of shareholders. In addition, Long-Term Incentives provide a measure of retention incentive for executive officers, leading to enhanced stability of our senior management team. The current target Long-Term Incentive opportunity for the President and CEO is equal to 65% of his annual base salary, while the current target Long-Term Incentive opportunity for executive officers other than the President and CEO is equal to 15% of their annual base salaries.

        A significant portion of each executive's total compensation is at-risk in the form of equity compensation. At target levels of performance, the stock options and dividend equivalents combined are intended to represent approximately one-half the total value of each executive officer's Long-Term Incentive opportunity, with the performance-based restricted stock awards representing the remaining half.

  Stock Options

        The granting of stock options to executive officers is intended to promote a longer-term perspective and ensure proper focus on the creation of shareholder value as options only have value if the stock price increases over time. Executives are able to purchase shares of common stock at an option price equal to the average price of our common stock on the grant date. In accordance with the Stock Incentive Plan, this average price is determined by calculating the average value between the high and low stock trading prices on the day of the award. The Committee believes this average is more representative of the price paid by investors on the grant date to acquire Empire stock than the closing market price. The options have a ten-year term and first become exercisable on the third anniversary of the grant date provided the executive remains employed until such date. Options are subject to accelerated vesting in the event of a change in control of Empire (see "Potential Payments upon Termination and Change in Control" below) or termination of employment under certain specific conditions. These conditions include death, retirement, disability, involuntary termination without cause or voluntary termination by the executive with the consent of the Committee. In the event of involuntary termination of the executive's employment for cause, the options will terminate immediately.

        Stock options are valued on the basis of an expanded Black-Scholes model provided by the consultant. Repricing of options is not permitted under the 2006 Stock Incentive Plan. Stock option awards are approved by the Committee at the first meeting of the calendar year, generally around the first of February. The date of this meeting becomes the grant date of the stock options.

  Dividend Equivalents

        To encourage executive officers to focus attention on maximizing the dividend paid to shareholders, dividend equivalents are awarded in conjunction with each stock option grant. In other words, dividends that would have been payable if the executive owned (during the vesting period following the grant date) the shares covered by the options are accumulated until the earliest of the third anniversary of the date of grant, the date of a change in control of Empire, or the date of termination of employment. The accumulated value of such dividend equivalents is converted on the earliest of the third anniversary or the date of a change in control into fully vested shares of common stock.

        Dividend equivalents are subject to forfeiture if the executive's employment terminates before the dividend equivalents are converted to shares of common stock. However, under certain specific conditions, a terminated executive might be entitled to a pro-rata portion of the dividend equivalents he/she would otherwise have earned. These conditions include death, retirement, disability, involuntary termination without cause or voluntary termination by the executive with the consent of the Committee.

  Performance-Based Restricted Stock

        Performance-based restricted stock awards granted to executive officers provide the opportunity to receive a number of shares of common stock at the end of a three-year performance period if performance goals set forth in the award are satisfied. The performance goals are tied to the percentile ranking of Empire's total shareholder return (share price appreciation or decline plus dividends paid) for the three-year performance period as measured over the same period against all publicly traded, investor-owned utility companies. The target level of performance under the 2009 and 2010 grants was set at the 50th percentile ranking when compared to this group. The threshold level was set at the 20th percentile, while the maximum level was set at the 80th percentile. At the end of the performance period (December 31, 2011 for awards granted in 2009 or December 31, 2012 for awards granted in 2010), the executive would earn 100% of the target number of shares if the target (50th percentile) level of performance is reached. If the threshold level of performance is reached, the executive would earn 50% of the target number of shares. If performance reaches or exceeds the maximum level, the executive would earn 200% of the target number of shares. When performance levels are between the threshold and maximum performance levels, the amount of shares the executive earns is interpolated. No shares are earned if the threshold level of performance is not reached. The consultant prepares an analysis of our total shareholder return percentile ranking for the just-ended three-year performance period relative to the comparator group described above. Based upon this analysis, the consultant calculates the appropriate number of performance-based restricted stock shares to be awarded each executive. Performance-based restricted stock awards are approved by the Committee at the first meeting of the calendar year. The total shareholder return for the three year performance period ended December 31, 2009 (for awards granted in 2007), was -2.6%, or just above the 41st percentile of the comparator group. Since the adoption of the 2006 Stock Incentive Plan, we have averaged a total shareholder return ranking slightly below the 33rd percentile.

        If employment terminates during the performance period because of death, retirement, or disability, the executive is entitled to a pro-rata portion of the performance-based restricted stock awards such executive would otherwise have earned. If employment is terminated during the performance period for reasons other than those listed above, the performance-based restricted stock awards will be forfeited on the date of the termination unless the Committee determines, in its sole discretion, that the executive is entitled to a pro-rata portion of such award.

  Total Incentive Compensation

        During 2009, based on levels of individual and Empire performance, the President and CEO could have earned incentive compensation (Annual Cash Incentive plus Long-Term Incentives) ranging from 0% of 2009 annual base salary if no threshold levels of performance were met, to 245% of 2009 annual base salary if maximum performance was attained with regard to all performance measures. At target levels of performance, the President and CEO could have earned incentive compensation approaching 145% of 2009 annual base salary. Similarly, executive officers other than the President and CEO could have earned, on average, incentive compensation ranging from 0% of 2009 annual base salary to 132% of 2009 annual base salary depending on performance levels attained or not attained. At target levels of performance, executive officers other than the President and CEO could have earned incentive compensation approaching 76% of 2009 annual base salary. Actual total incentive compensation earned by the President and CEO and all other executive officers during 2009 was equal to 150% and 68%, respectively, of their 2009 annual base salary.

        All of the percentages of annual base salary described above are based on the grant date values of the incentive compensation.

Limitations on Incentive Compensation

        Regardless of the extent to which any performance goals are met in any calendar year, no incentive compensation is provided to any executive for any year in which we do not pay dividends per share of common stock at least equal to the dividends per share paid in the preceding year. Thus, if the dividend had been reduced in 2009 compared to 2008, no annual incentive compensation awards would have been payable in 2010 with respect to 2009 performance and no grants of stock options, dividend equivalents or performance-based restricted stock awards would be made in 2010. This restriction did not apply with respect to 2009 because dividends paid in 2009 on each share of our common stock were equal to those paid in 2008.

Change in Control

        We maintain a Change In Control Severance Pay Plan that covers executive officers as well as our other key employees who are not executive officers. The purpose of the plan is to assure continuity in leadership, continued focus, and dedication to customer and shareholder interests during and immediately after a change in control by mitigating the personal concerns that may confront a participant as a result of such an event. The plan provides severance pay benefits upon termination of employment after a change in control. This requirement of a "double-trigger" (i.e., the requirement that there be a change in control and a termination of employment) was instituted to balance the interests of the executive, Empire and our shareholders. There are several conditions that could constitute a change in control, but primarily, a change in control occurs if a merger or consolidation with, or sale to, another corporation or entity is consummated. The Change In Control Severance Pay Plan is discussed more fully under the section entitled "Potential Payments upon Termination and Change in Control."

        We have not entered into any form of employment agreements with any executive officer other than agreements under the Change In Control Severance Pay Plan.

Other Benefits

        Executive officers participate in the same Retirement Plan that covers substantially all our other employees. This plan is a noncontributory, trusteed pension plan designed to meet the requirements of Section 401(a) of the Internal Revenue Code. Normal retirement is at age 65, with early retirement at a reduced benefit level permitted under certain conditions. We also maintain a Supplemental Executive Retirement Plan which covers the executive officers who participate in the Retirement Plan. This supplemental plan is intended to provide benefits which, except for the applicable limits of Section 415 and Section 401(a)(17) of the Internal Revenue Code, would have been payable under the Retirement Plan. The supplemental plan is not qualified under the Internal Revenue Code and benefits payable under the plan are paid out of our general funds.

        Our charter and bylaws contain provisions permitted by the Kansas General Corporation Code which, in general terms, provide that officers and directors will be indemnified by us for all losses that may be incurred by them in connection with any claim or legal action in which they may become involved by reason of their service as our officer or director, if they meet certain specified conditions, and provide for the advancement by us to the officers and directors of expenses incurred by them in defending suits arising out of their service as an officer or director. The Board has authorized us to enter into indemnity agreements with officers and directors that provide for similar indemnification and advancement of expenses. The officers and directors are also covered by insurance indemnifying them against certain liabilities which might be incurred by them in their capacities as officers and directors. The premium for this insurance is paid by us.

        With the exception of certain plans specifically referenced in this discussion, the executive officers participate in the same health and welfare plans and under the same plan provisions available to all our other employees.

Compensation Committee Report

        The Committee has reviewed and discussed the Compensation Discussion and Analysis (which is set forth above) with management. Based on this review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Kenneth R. Allen, Chairman
D. Randy Laney
Bill D. Helton
Julio S. Leon
Paul R. Portney

Summary Compensation Table

        Set forth below is summary compensation information for each person who was (1) at any time during 2009 our Chief Executive Officer or Chief Financial Officer and (2) at December 31, 2009, one of our three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer (collectively, the "Named Executive Officers").

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards(1)(2) ($) (e)	Option Awards(1)(3) ($) (f)	Non-Equity Incentive Plan Compensation(4) ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5) ($) (h)	All Other Compensation(6)(7) ($) (i)	Total ($) (j)
William L. Gipson,	2009	350,000	0	208,568	25,670	291,386	381,889	9,638	1,267,151
President and Chief	2008	315,000	0	273,264	53,240	209,627	289,244	9,391	1,149,766
Executive Officer	2007	315,000	5,000	263,366	60,452	155,626	135,662	9,896	945,002
Gregory A. Knapp,	2009	194,000	0	27,760	3,400	97,759	188,260	6,682	517,861
Vice President—	2008	160,000	0	70,476	13,552	83,438	142,122	6,398	475,986
Finance and	2007	154,500	2,500	64,465	14,994	60,387	63,112	8,420	368,378
Chief Financial Officer
Bradley P. Beecher,	2009	264,000	0	36,456	4,590	143,405	80,588	7,275	536,314
Executive Vice	2008	215,000	0	94,087	18,150	75,938	52,144	10,876	466,195
President and Chief	2007	208,000	0	86,743	19,992	54,851	15,047	7,162	391,795
Operating Officer—Electric
Michael E. Palmer,	2009	187,000	0	27,392	3,230	87,718	107,381	7,491	420,212
Vice President—	2008	166,000	0	73,594	14,036	66,156	77,845	9,254	406,885
Commercial	2007	162,000	0	67,986	15,708	44,113	22,720	6,615	319,142
Operations
Kelly S. Walters	2009	173,000	0	24,984	3,060	100,394	54,049	4,507	359,994
Vice President—	2008	147,942	3,500	63,526	12,100	62,515	30,676	4,258	324,517
Regulatory and	2007	138,000	1,500	59,408	13,328	46,972	6,135	4,284	269,627
Services

(1)
Amounts shown for stock and option awards represent the grant date fair value determined in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718 ("FASB ASC Topic 718") for the applicable year relating to such awards. The amounts shown for 2007 and 2008 have been recomputed at the applicable grant date fair value in compliance with the transition rule contained in the Security and Exchange Commission's adopted amendments to disclosure requirements (Final Rule: Proxy Disclosure Enhancements, Release No. 33-9089, dated December 16, 2009.) A discussion of the assumptions used to value these awards can be found under Note 4 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 10-K").

(2)
Represents the grant date fair value (determined in accordance with FASB ASC Topic 718) for the applicable year relating to awards of performance-based restricted stock and dividend equivalents.

  Includes amounts relating to performance-based restricted stock as follows:

	2007	2008	2009
W.L. Gipson	$165,830	$194,724	$153,000
G.A. Knapp	$40,273	$50,484	$20,400
B.P. Beecher	$54,487	$67,312	$26,520
M.E. Palmer	$42,642	$52,888	$20,400
K.S. Walters	$37,904	$45,676	$18,360

  Also includes amounts relating to dividend equivalents as follows:

	2007	2008	2009
W.L. Gipson	$97,536	$78,540	$55,568
G.A. Knapp	$24,192	$19,992	$7,360
B.P. Beecher	$32,256	$26,775	$9,936
M.E. Palmer	$25,344	$20,706	$6,992
K.S. Walters	$21,504	$17,850	$6,624

  The amounts set forth in the table relating to performance-based restricted stock represent the grant date fair value of such awards assuming the target level of performance is attained. Assuming the maximum level of performance is attained, the grant date fair value of such awards would be as follows:

	2007	2008	2009
W.L. Gipson	$331,660	$389,448	$306,000
G.A. Knapp	$80,546	$100,968	$40,800
B.P. Beecher	$108,974	$134,624	$53,040
M.E. Palmer	$85,284	$105,776	$40,800
K.S. Walters	$75,808	$91,352	$36,720
(3)
Represents grant date fair value (determined in accordance with FASB ASC Topic 718) for the applicable year relating to awards of options to purchase common stock.

(4)
Represents cash awards under our Executive Officer Annual Incentive Plan. Mr. Gipson requested his 2009 award be paid in the form of Empire common stock rather than cash. At the request of each Named Executive Officer, the 2008 awards were paid in the form of Empire common stock rather than cash.

(5)
Represents the difference between the actuarial present value of each Named Executive Officer's accumulated benefit under all defined benefit plans at December 31 of the applicable year and the actuarial present value of each Named Executive Officer's accumulated benefit under all defined benefit plans at December 31 of the preceding year. Messrs. Gipson, Knapp, Beecher, Palmer and Ms. Walters participate in The Empire District Electric Company Employees' Retirement Plan ("Retirement Plan") and The Empire District Electric Company Supplemental Executive Retirement Plan ("SERP"). The amount of change in the pension value attributable to the Retirement Plan and the SERP is as follows:

	2007	2008	2009
W.L. Gipson
Retirement Plan	$5,833	$77,408	$91,575
SERP	$129,829	$211,836	$290,314
G.A. Knapp
Retirement Plan	$63,112	$132,670	$141,183
SERP	$0	$9,451	$47,077
B.P. Beecher
Retirement Plan	$7,709	$38,838	$48,565
SERP	$7,337	$13,306	$32,023
M.E. Palmer
Retirement Plan	$22,720	$75,476	$89,169
SERP	$0	$2,369	$18,212
K.S. Walters
Retirement Plan	$6,135	$30,676	$51,022
SERP	$0	$0	$3,027

  None of the Named Executive Officers participated in a non-qualified deferred compensation arrangement.

(6)
Includes matching contributions under our 401(k) Retirement Plan and payment of term life insurance premiums as follows:

	2007	2008	2009
W.L. Gipson
401(k) Matching Contribution	$7,750	$7,238	$7,340
Term Life premium	$2,146	$2,153	$2,298
G.A. Knapp
401(k) Matching Contribution	$4,631	$4,796	$4,950
Term Life premium	$1,571	$1,602	$1,732
B.P. Beecher
401(k) Matching Contribution	$6,235	$6,445	$6,188
Term Life premium	$927	$955	$1,087
M.E. Palmer
401(k) Matching Contribution	$4,856	$4,977	$5,570
Term Life premium	$1,759	$1,794	$1,921
K.S. Walters
401(k) Matching Contribution	$3,939	$3,900	$4,125
Term Life premium	$345	$358	$382
(7)
Mr. Beecher's and Mr. Palmer's Other Compensation for 2008 includes the provision of a medical examination (and a related tax "gross-up" of $3,476 and $2,483, respectively). Mr. Knapp's Other Compensation for 2007 includes the provision of a medical exam (and a related tax "gross-up" of $2,218). Perquisites and other personal benefits for 2009 for Named Executive Officers were not included in the Summary Compensation Table because the aggregate value, based upon actual cost to Empire of the perquisites, did not exceed $10,000.

Grants of Plan-Based Awards

        The following table shows information about plan-based awards granted during fiscal 2009 to the Named Executive Officers.

								All Other Stock Awards: Number of Shares of Stock or Units(3) (#) (i)	All Other Option Awards: Number of Securities Underlying Options(4) (#) (j)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					Exercise or Base Price of Option Awards(5) ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards(6) ($) (l)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
W.L. Gipson	02/04/2009	96,250	192,500	385,000							N/A
	02/04/2009				3,750	7,500	15,000				153,000
	02/04/2009							3,201			55,568
	02/04/2009								15,100	18.115	25,670
G.A. Knapp	02/04/2009	33,950	67,900	135,800							N/A
	02/04/2009				500	1,000	2,000				20,400
	02/04/2009							424			7,360
	02/04/2009								2,000	18.115	3,400
B.P. Beecher	02/04/2009	46,200	92,400	184,800							N/A
	02/04/2009				650	1,300	2,600				26,520
	02/04/2009							572			9,936
	02/04/2009								2,700	18.115	4,590
M.E. Palmer	02/04/2009	32,725	65,450	130,900							N/A
	02/04/2009				500	1,000	2,000				20,400
	02/04/2009							403			6,992
	02/04/2009								1,900	18.115	3,230
K.S. Walters	02/04/2009	30,275	60,550	121,100							N/A
	02/04/2009				450	900	1,800				18,360
	02/04/2009							382			6,624
	02/04/2009								1,800	18.115	3,060

(1)
Represents cash awards under our Executive Officer Annual Incentive Plan. At the request of Mr. Gipson, his 2009 award was paid in the form of Empire common stock rather than cash.

(2)
Represents awards of performance-based restricted stock.

(3)
Represents awards of dividend equivalents.

(4)
Represents awards of options to purchase common stock.

(5)
Represents the average of the high and low stock trading prices on the day of the award.

(6)
In the case of performance-based restricted stock, represents the value of such awards at the grant date based upon the target level of performance, which is consistent with the estimate of the aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

  Annual Cash Incentives

        Grants of awards under our Executive Officer Annual Incentive Plan are disclosed in the Grants of Plan-Based Awards Table in the year they are granted. The value of the award is disclosed in the Summary Compensation Table in the year when the performance criteria under the plan are satisfied and the compensation earned. For example, the amount set forth in the Summary Compensation Table for 2009 represents the award made in the beginning of 2009 and paid in early 2010 based on the performance during 2009. At the request of Mr. Gipson, his 2009 award was paid in the form of Empire common stock rather than cash.

  Performance-Based Restricted Stock

        Grants of awards of performance-based restricted stock and the grant date fair value (determined in accordance with FASB ASC Topic 718) of such awards are disclosed in the Grants of Plan-Based Awards Table in the year they are granted. The grant date fair value of such awards is also disclosed under Stock Awards in the Summary Compensation Table in the year when the awards are made. The performance-based restricted share awards underlying the Stock Awards in the Summary Compensation Table for each Named Executive Officer are as follows:

	2007 Award	2008 Award	2009 Award
W.L. Gipson	7,000	8,100	7,500
G.A. Knapp	1,700	2,100	1,000
B.P. Beecher	2,300	2,800	1,300
M.E. Palmer	1,800	2,200	1,000
K. S. Walters	1,600	1,900	900

  Stock Options

        Grants of awards of options to purchase stock and the full grant date fair value (determined in accordance with FASB ASC Topic 718) of such awards are disclosed in the Grants of Plan-Based Awards Table in the year they are granted. The grant date fair value of such awards is also disclosed under Option Awards in the Summary Compensation Table in the year when the awards are made. The stock option awards underlying the Option Awards in the Summary Compensation Table for each Named Executive Officer are as follows:

	2007 Award	2008 Award	2009 Award
W.L. Gipson	25,400	22,000	15,100
G.A. Knapp	6,300	5,600	2,000
B.P. Beecher	8,400	7,500	2,700
M.E. Palmer	6,600	5,800	1,900
K. S. Walters	5,600	5,000	1,800

  Dividend Equivalents

        Grants of awards of dividend equivalents and the full grant date fair value (determined in accordance with FASB ASC Topic 718) of such awards are disclosed in the Grants of Plan-Based Awards Table in the year they are granted. The grant date fair value of such awards is also disclosed under Stock Awards in the Summary Compensation Table in the year when the awards are made. The number of shares in column (i) of the Grants of Plan-Based Awards Table represents the number of shares obtained by assuming the current annual dividend rate for the three-year vesting period.

Outstanding Equity Awards at Fiscal Year-End

        The following table provides information with respect to the common stock that may be issued upon the exercise of options and other awards under our existing equity compensation plans as of December 31, 2009.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable(1) (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3)(4) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(5) ($) (j)
W.L. Gipson	22,800	0		22.77	02/02/2015			22,600	423,298
	22,400	0		22.23	02/01/2016			9,246	173,184
	0	25,400		23.805	01/31/2017
	0	22,000		21.915	01/30/2018
	0	15,100		18.115	02/04/2019
G.A. Knapp	3,300	0		22.77	02/02/2015			4,800	89,904
	3,300	0		22.23	02/01/2016			2,193	41,088
	0	6,300		23.805	01/31/2017
	0	5,600		21.915	01/30/2018
	0	2,000		18.115	02/04/2019
B.P. Beecher	3,500	0		22.77	02/02/2015			6,400	119,872
	3,600	0		22.23	02/01/2016			2,931	54,912
	0	8,400		23.805	01/31/2017
	0	7,500		21.915	01/30/2018
	0	2,700		18.115	02/04/2019
M.E. Palmer	3,400	0		22.77	02/02/2015			5,000	93,650
	3,500	0		22.23	02/01/2016			2,275	42,624
	0	6,600		23.805	01/31/2017
	0	5,800		21.915	01/30/2018
	0	1,900		18.115	02/04/2019
K. S. Walters	2,700	0		22.23	02/01/2016			4,400	82,412
	0	5,600		23.805	01/31/2017			1,954	36,608
	0	5,000		21.915	01/30/2018
	0	1,800		18.115	02/04/2019

(1)
The vesting date for the exercisable options is (a) February 2, 2008, in the case of options with an expiration date of February 2, 2015 and (b) February 1, 2009, in the case of options with an expiration date of February 1, 2016.

(2)
The vesting date for the unexercisable options is: (a) January 31, 2010, in the case of options with an expiration date of January 31, 2017, (b) January 30, 2011, in the case of options with an expiration date of January 30, 2018 and (c) February 4, 2012, in the case of options with an expiration date of February 4, 2019.

(3)
The first number in column (i) represents the total number of shares attainable at the target level of performance for the 2007, 2008 and 2009 grants of performance-based restricted stock.

(4)
The second number in column (i) represents the number of shares attainable at fiscal year-end 2009 through the dividend equivalents awarded with the 2007, 2008 and 2009 option grants. The number of shares is derived by dividing the accumulated value of the dividend equivalents by the closing price of our common stock at year-end.

(5)
The first number represents the value, based on the stock price at December 31, 2009, of the performance-based restricted stock listed in column (i) and the second number represents the value of the shares listed in column (i) attainable through dividend equivalents awarded with the 2007, 2008 and 2009 option grants.

Option Exercises and Stock Vested

        The following table provides information with respect to the number and value of shares acquired during 2009 from the exercise of vested stock options, dividend equivalents and the vesting of performance-based stock awards.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting(1) (#) (d)	Value Realized on Vesting ($) (e)
W.L. Gipson	0	0	11,797	213,177
G.A. Knapp	0	0	1,776	32,095
B.P. Beecher	0	0	1,937	35,004
M.E. Palmer	0	0	1,916	34,626
K. S. Walters	0	0	1,453	26,258

(1)
Represents the vesting of the following awards granted in 2006: performance-based restricted stock and dividend equivalents.

Pension Benefits

        We maintain The Empire District Electric Company Employees' Retirement Plan ("Retirement Plan") covering substantially all of our employees. The Retirement Plan is a noncontributory, trusteed pension plan designed to meet the requirements of Section 401(a) of the Internal Revenue Code. Each covered employee is eligible for retirement at normal retirement date (age 65), with early retirement at a reduced benefit level permitted under certain conditions. We also maintain The Empire District Electric Company Supplemental Executive Retirement Plan ("SERP") which covers our officers who are participants in the Retirement Plan. We desire to provide a retirement benefit to our executive officers that is proportional, with respect to percentage of final average annual earnings, to the retirement benefit available to all other eligible employees. However the amount of average annual earnings that can be used to calculate retirement benefits under the Retirement Plan is restricted by Internal Revenue Code limitations. As explained below, the SERP is designed to restore retirement benefits an executive officer would otherwise lose due to such limitations. The SERP is not qualified under the Internal Revenue Code and benefits payable under the plan are paid out of our general funds.

        The following table sets forth, with respect to each Named Executive Officer, the actuarial present value at December 31, 2009 of accumulated benefits under the Retirement Plan and the SERP, the number of years of credited service and the payments made under such plans during 2009.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit(1) ($) (d)	Payments During Last Fiscal Year ($) (e)
W.L. Gipson	The Empire District Electric Company Employee's Retirement Plan	28.8	521,292	0
	The Empire District Electric Company Supplemental Executive Retirement Plan	28.8	1,052,949	0
G.A. Knapp	The Empire District Electric Company Employee's Retirement Plan	30	705,911	0
	The Empire District Electric Company Supplemental Executive Retirement Plan	30	56,528	0
B.P. Beecher	The Empire District Electric Company Employee's Retirement Plan	20.1	213,086	0
	The Empire District Electric Company Supplemental Executive Retirement Plan	20.1	53,382	0
M.E. Palmer	The Empire District Electric Company Employee's Retirement Plan	23.6	411,634	0
	The Empire District Electric Company Supplemental Executive Retirement Plan	23.6	20,581	0
K. S. Walters	The Empire District Electric Company Employee's Retirement Plan	17.5	148,266	0
	The Empire District Electric Company Supplemental Executive Retirement Plan	17.5	3,027	0

(1)
Value represents Actuarial Present Value of age 65 monthly benefit. Assumed discount rate of 6.00%, no pre-retirement mortality or decrements, no collar adjustment and post-retirement mortality tables for males and females (projected on a static basis) required by the Pension Protection Act of 2006 and published by the Internal Revenue Service for funding valuations in 2009.

        Normal retirement under the Retirement Plan is age 65, or, for individuals hired after December 31, 1996 and within 5 years of their 65th birthday, normal retirement will be the 5th anniversary of their hire date. Retirement benefits are calculated based on credited service (Effective January 1, 2008, a year of credited service is equal to a plan year after age 18 in which the employee completes 2,080 hours of service. Prior to January 1, 2008, the credited service age limit was age 21.), average annual earnings, and Social Security covered compensation. The formula used to determine normal retirement benefits during 2008 was as follows:

  •
  1.2625% of average annual earnings up to Social Security covered compensation times years of credited service up to 35 years, plus

  •
  1.64125% of average annual earnings in excess of Social Security covered compensation times years of credited service up to 35 years, plus

  •
  1.64125% of average annual earnings times years of credited service in excess of 35 years up to a maximum of 5 additional years of covered service.

        Earnings include base salary, cash incentive amounts, the value of performance-based restricted stock on the award date, and dividend equivalents. Average annual earnings is the average of annual earnings over the five consecutive years within the ten-year period prior to termination of employment which produces the highest average. Early retirement is available at age 55 with 5 years of eligibility service (any plan year after age 21). The benefit is calculated in the same manner as the normal retirement benefit before applying early retirement reduction factors which reduce the normal retirement benefit by a certain percentage. For instance, the normal retirement benefit is reduced by 25% if an employee elects to retire at age 55. If an employee terminates employment after completing five years of vesting service (a plan year after age 18 in which the employee completes 1,000 hours of service), such employee is entitled to a benefit beginning at age 65. The benefit is calculated in the same manner as the normal retirement benefit. Forms of benefits include life only, and 25%, 33 1/3%, or 66 2/3% joint and survivor ("J&S") benefits. Election of the J&S benefit (only available to married participants) has the effect of reducing the employee's benefit. The reduction is dependent on the employee's age, the spouse's age, and the J&S benefit percentage elected.

        Executive officers whose accrued benefit under the Retirement Plan is reduced by the limits set forth in Section 401 or Section 415 of the Internal Revenue Code, or whose anticipated earnings for any year exceed $120,000, become a participant in the SERP. Generally, benefits payable under the SERP equal the difference between the benefit calculated under the Retirement Plan without regard to Internal Revenue Code limitations, and the benefit calculated under the Retirement Plan as limited by the Internal Revenue Code. Actuarial equivalencies are determined in accordance with the actuarial assumptions set forth in the Retirement Plan.

        Mr. Knapp is eligible for early retirement under the terms of both plans. The present value of Mr. Knapp's early retirement benefit under the Retirement Plan, assuming retirement at December 31, 2009, is $592,965. The present value of Mr. Knapp's early retirement benefit under the SERP, assuming retirement at December 31, 2009, is $47,484. These amounts are not included in the table above.

Potential Payments upon Termination and Change in Control

        The Board of Directors adopted a Change In Control Severance Pay Plan in 1991, amended most recently in 2001, that covers our executive officers as well as our other key employees who are not executive officers. The plan provides severance pay benefits upon involuntary or voluntary termination of employment after a Change In Control.

Change In Control

        A Change In Control will be deemed to have occurred if:

  1.
  A merger or consolidation of Empire with any other corporation is consummated, other than a merger or consolidation which would result in our voting securities held by such shareholders outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by converting into voting securities of the surviving entity) more than 75% of the voting securities of Empire or such surviving entity outstanding immediately after such merger or consolidation;

  2.
  A sale, exchange or other disposition of all or substantially all the assets of Empire for the securities of another entity, cash or other property is consummated;

  3.
  Empire shareholders approve a plan of liquidation or dissolution of Empire;

  4.
  Any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of Empire or other than a corporation owned directly or indirectly by the shareholders of Empire in substantially the same proportions as their ownership of voting securities of Empire, is or becomes the beneficial owner, directly or indirectly, of voting securities of Empire representing at least 25% of the total voting power represented by such securities then outstanding; or

  5.
  Individuals who on January 1, 2001 constituted the Empire Board of Directors and any new director whose election by the Empire Board of Directors or nomination for election by Empire's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors on January 1, 2001 or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Involuntary Termination

        An involuntary termination is deemed to occur if (1) we terminate the employment of the executive officer or key employee within two years after a Change In Control other than for certain reasons (such as specified acts of willful misconduct, felony convictions or failure to perform duties) or (2) the executive officer or key employee terminates the employment within two years after a Change In Control and within 180 days after a material reduction or change in responsibilities or authority, reassignment to another geographic location, or a reduction in base salary or incentive compensation or other benefits. Should an involuntary termination occur, an executive officer would be eligible for a payment equal to 36 months of compensation. This compensation includes the executive officer's current annual base salary plus the average of annual incentive compensation paid to the executive in the three years prior to the calendar year of the involuntary termination. Payments pursuant to an involuntary termination of employment are made in the form of a lump sum within 30 days following termination.

Voluntary Termination

        A voluntary termination is deemed to occur if the executive officer or key employee elects to terminate his or her employment between the first anniversary date of a Change In Control and the date that is 18 months after the Change In Control. In the case of a voluntary termination, the executive officer or key employee would be eligible for the same compensation as if it were a involuntary termination, except that the amount of compensation would be payable in monthly installments equivalent to the period corresponding to the multiple used to calculate the severance benefit (e.g., 36 months in the case of an executive officer) rather than in a lump sum.

        Estimated lump-sum severance payments and benefits payable to named executive officers in the event of a Change In Control based on involuntary termination are as follows:

Name	Severance Benefit ($)	Annual Incentive Bonus ($)	Stock Options ($)	Dividend Equivalents ($)	Performance- Based Restricted Stock ($)	Benefits Continuation ($)	Excise Tax and Related Gross-Up ($)	Retirement Enhancement ($)	Total Severance Benefit ($)
W. L. Gipson	1,517,798	291,386	9,287	173,184	147,967	35,936	857,046	573,234	3,605,838
G.A. Knapp	755,041	97,759	1,230	41,088	32,466	19,232	576,710	516,707	2,040,233
B.P. Beecher	955,851	143,405	1,661	54,912	43,079	35,244	507,738	191,880	1,933,770
M.E. Palmer	689,515	87,718	1,169	42,624	33,714	35,936	391,111	212,573	1,494,360
K. S. Walters	654,007	100,394	1,107	36,480	29,344	35,936	382,000	157,057	1,396,325

        The amounts in the above table assume that the Change In Control and the involuntary termination occurred on December 31, 2009, and the price of our common stock was the closing market price on December 31, 2009.

        Executive officers or key employees are eligible for continuation (under similar cost sharing arrangements as immediately prior to a Change In Control) of benefits and service credit for benefits they would have received had they remained an employee of Empire (in the case of involuntary termination of an executive officer, a period of 36 months or, in the case of a voluntary termination, for the period during which the executive officer is entitled to receive the other severance benefits). Benefits include medical, life and accidental death and dismemberment insurance. Executive officers or key employees accumulate additional service credit as a result of a Change In Control equal to the period corresponding to the multiple used to calculate the severance benefit (e.g., 36 months in the case of an executive officer). Such executive officers or key employees are eligible to receive an enhanced retirement benefit equal to the difference between the retirement benefit they would receive (including Retirement Plan and SERP benefits) had they not received additional service credit and the retirement benefit they would receive when such additional service credit is included.

        All stock options granted become immediately exercisable in full and all performance-based restricted stock granted becomes immediately payable in full upon an involuntary or voluntary termination following a Change In Control. If any payments to qualifying individuals are subject to the excise tax on "excess parachute payments" under Section 4999 of the Internal Revenue Code, such qualifying individual(s) will receive an additional gross-up amount designed to place them in the same after-tax position as if the excise tax had not been imposed.

        In order to receive severance benefit payments outlined above, an executive officer is not required to satisfy any additional condition or obligation, except that in the event of a voluntary termination, payments and benefits cease in the event the executive officer or key employee becomes otherwise employed.

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4. EXECUTIVE COMPENSATION